United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Opendoor Technologies Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

683712103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81578P106	Schedule 13G	Page 1 of 9

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 41,420,282
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 41,420,282

9	Aggregate Amount Beneficially Owned by Each Reporting Person 41,420,282
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.8%
12	Type of Reporting Person CO

CUSIP No. 683712103	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons SoftBank Vision Fund (AIV M1) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 41,420,282
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 41,420,282

9	Aggregate Amount Beneficially Owned by Each Reporting Person 41,420,282
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.8%
12	Type of Reporting Person PN

CUSIP No. 683712103	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons SVF Endurance (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 41,420,282
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 41,420,282

9	Aggregate Amount Beneficially Owned by Each Reporting Person 41,420,282
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.8%
12	Type of Reporting Person CO

CUSIP No. 683712103	Schedule 13G	Page 4 of 9

1	Names of Reporting Persons SVF Excalibur (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 41,420,282
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 41,420,282

9	Aggregate Amount Beneficially Owned by Each Reporting Person 41,420,282
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.8%
12	Type of Reporting Person CO

CUSIP No. 683712103	Schedule 13G	Page 5 of 9

ITEM 1. (a)	Name of Issuer:

Opendoor Technologies Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1 Post Street, Floor 11

San Francisco, California 94104

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SB Investment Advisers (UK) Limited (“SBIA UK”)

SoftBank Vision Fund (AIV M1) L.P. (“AIV M1”)

SVF Endurance (Cayman) Limited (“SVF Endurance”)

SVF Excalibur (Cayman) Limited (“SVF Excalibur”)

(b)	Address or Principal Business Office:

The address for SBIA UK is 69 Grosvenor Street, London W1K 3JP, United Kingdom. The address for AIV M1 is 251 Little Falls Drive, Wilmington, DE 19808. The address for each of SVF Endurance and SVF Excalibur is c/o Walkers, Cayman Corporate Centre, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.

(c)	Citizenship of each Reporting Person is:

SBIA UK is organized under the laws of England and Wales. AIV M1 is organized under the laws of the State of Delaware. Each of SVF Excalibur and SVF Endurance is organized under the laws of the Cayman Islands.

(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”).

(e)	CUSIP Number:

683712103

ITEM 3.

Not applicable.

CUSIP No. 683712103	Schedule 13G	Page 6 of 9

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2021, based upon 612,612,711 shares of Common Stock outstanding.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SB Investment Advisers (UK) Limited	41,420,282	6.8%	0	41,420,282	0	41,420,282
SoftBank Vision Fund (AIV M1) L.P.	41,420,282	6.8%	0	41,420,282	0	41,420,282
SVF Endurance (Cayman) Limited	41,420,282	6.8%	0	41,420,282	0	41,420,282
SVF Excalibur (Cayman) Limited	41,420,282	6.8%	0	41,420,282	0	41,420,282

SVF Excalibur is the record holder of the shares of Common Stock reported herein. SVF Excalibur is a wholly owned subsidiary of SVF Endurance, which is a wholly owned subsidiary of AIV M1.

SBIA UK has been appointed as alternative investment fund manager (“AIFM”) of AIV M1. SBIA UK is authorized and regulated by the UK Financial Conduct Authority and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of AIV M1’s investments. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 683712103	Schedule 13G	Page 7 of 9

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 683712103	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

SB Investment Advisers (UK) Limited

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	General Counsel

SoftBank Vision Fund (AIV M1) L.P.
By: SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	General Counsel

SVF Endurance (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SVF Excalibur (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

CUSIP No. 683712103	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).